UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

EASTSIDE DISTILLING, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27780 21 04
(CUSIP Number)

Grover T. Wickersham 430 Cambridge Avenue, Suite 100 Palo Alto, CA 94306
(650) 323-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Grover T. Wickersham (the "Reporting Person")

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,324,450(1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 9,324,450(1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,324,450(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.02%(3)

14.	Type of Reporting Person (See Instructions) IN
(See footnotes on following page.)

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 3 of 8

_______________
(1)

The Reporting Person serves as the trustee of the Grover T. Wickersham Employees' Profit Sharing Plan (the "PSP") and an education trust (the "Trust"), which entities owned 5,693,099 and 1,381,263 shares of the Issuer's common stock, respectively, on June 9, 2016 (the "Acquisition Date"). In addition, the PSP owned 5,000,000 warrants (the "Warrants") on the Acquisition Date. (See Footnote 2.) Because the Reporting Person exercises voting and dispositive power over the shares owned by the PSP and the Trust, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Act. He disclaims beneficial ownership of all of the securities owned by the Trust and all of the securities owned by the PSP except to the extent of his vested interest in the PSP. The aggregate number of shares reflected herein also includes 195,088 shares held in the Reporting Person's Roth IRA.

(2)

Includes 2,055,000 shares of common stock issuable upon exercise of Warrants that were issued on June 9, 2016 in a private placement of units purchased by the PSP. The PSP was issued 5,000,000 Warrants in the private placement. However, the warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the issuer's outstanding shares. Once the holder's beneficial ownership percentage, calculated in accordance with Rule 13d-3(d)(1)(i), reaches 9.99%, the Warrants are not exercisable until such time as the holder's beneficial ownership percentage falls to 9.99% or below. Because the PSP owns 5,693,099 shares of the Issuer's common stock on the Acquisition Date, up to 2,055,000 of its 5,000,000 Warrants are exercisable until such time as its beneficial ownership percentage falls to 9.99% or below. The terms of the blocker may only be amended by written consent of both the Issuer and the holder.

(3)

Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act. Based on 75,503,452 shares of the Issuer's common stock outstanding on the Acquisition Date, as provided by the Issuer, plus 2,055,000 shares issuable upon currently exercisable Warrants.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 4 of 8

Item 1. Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Eastside Distilling, Inc., a Nevada corporation ("ESDI" or the "Issuer"). The principal executive offices of ESDI are located at 1805 SE Martin Luther King Jr. Boulevard, Portland, OR 97214.

Item 2. Identity and Background

  This Statement is being filed on behalf of Grover T. Wickersham, an individual (the "Reporting Person"). The securities reported as beneficially owned by the Reporting Person include securities held in his Roth IRA, in the PSP and in the Trust. The Reporting Person has the right to direct the voting and disposition of the shares of Common Stock held by his Roth IRA. The Trust, for which the Reporting Person serves as trustee, is an education trust created for the benefit of a minor child unrelated to the Reporting Person. He also serves as the trustee of the PSP. In his capacity as trustee, he has the right to direct the voting and disposition of the securities owned by the PSP and the Trust, but he disclaims beneficial ownership of the securities owned by the Trust and the PSP except, in the case of the PSP, to the extent of his vested interest in the PSP.

  The principal business address of the Reporting Person is 430 Cambridge Avenue, Suite 100, Palo Alto, CA 94306.

  The principal business of the Reporting Person is that of a private investor in private and public companies.

  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  The Reporting person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other

A. Within the 60 day period preceding the Acquisition Date, the PSP entered into the following transactions:

Date	Number of Shares	Price	Nature of Transaction

May 9, 2016	115,000	$10,450	Open Market
May 11, 2016	150,000	10,867	Open Market
May 12, 2016	135,000	10,649	Open Market
May 23, 2016	132,000	9,971	Open Market
May 27, 2016	48,000	3,312	Open Market
June 7, 2016	113,099	6,206	Open Market

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 5 of 8

As indicated in the table above, within the past 60 days, the PSP purchased an aggregate of 693,099 shares of the Issuer's Common Stock in the open market for an aggregate purchase price of $51,455.

On June 9, 2016, the Acquisition Date, pursuant to a Subscription Agreement executed by the PSP and the Issuer, the PSP purchased in a private placement an aggregate of 5,000,000 units, each unit consisting of one share of Common Stock and one Common Stock purchase warrant (the "Warrants, and collectively with the Common Stock, the "Units") at a purchase price of $0.05 per Unit, for a total purchase price of $250,000. The Warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares of Common Stock. The terms of the blocker may only be amended by written consent of both the Issuer and the holder. Subject to the blocker, the Warrants are exercisable at $0.10 per share until the expiration date on the third anniversary of issuance.

The source of funds for the acquisition of the shares of Common Stock in the open market and purchase of the Units in the private placement was from funds held by the PSP.

B. Within the 60 day period preceding the Acquisition Date, the Trust entered into the following transactions:

Date	Number of Shares	Price	Nature of Transaction

May 9, 2016	25,000	$1,850	Open Market
May 19, 2016	44,000	3,531	Open Market
May 24, 2016	98,500	7,364	Open Market
May 25, 2016	41,200	3,049	Open Market
June 1, 2016	606,901	32,895	Open Market
June 3, 2016	419,948	23,434	Open Market
June 9, 2016	145,014	7,889	Open Market

As indicated in the table above, within the past 60 days, the Trust purchased an aggregate of 1,381,263 shares of the Issuer's Common Stock in the open market for an aggregate purchase price of $80,012. The source of funds for the acquisition of the shares was funds held by the Trust.

C. On May 25, 2016, the Reporting Person's Roth IRA purchased 195,088 shares of the Issuer's Common Stock in the open market for an aggregate purchase price of $15,479. The source of funds for the acquisition of the shares was funds held by the Reporting Person's Roth IRA.

Item 4. Purpose of the Transaction

The response set forth in Item 3 hereof is incorporated by reference in its entirety.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 6 of 8

Each of the PSP, the Trust and the Roth IRA acquired the shares of Common Stock in the ordinary course of business because of the belief that the shares of Common Stock represented an attractive investment. The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.

Subject to the limitations imposed by applicable federal and state securities laws, the Reporting Person from time to time may decide to increase or decrease the investment in the Issuer through purchases or sales of shares of Common Stock or other capital stock of the Issuer in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of the Issuer's capital stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the PSP, Trust and Reporting Person's Roth IRA, general stock market and economic conditions, liquidity requirements of the PSP, Trust and the Reporting Person's Roth IRA.

The Reporting Person may engage in discussions with management, the Board of Directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Except as set forth herein, the Reporting Person does not have any plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of this Statement.

Item 5. Interest in Securities of the Issuer

  The Reporting Person serves as the trustee of the PSP and Trust and is the beneficiary of a Roth IRA that collectively own 7,269,450 shares of Common Stock, representing approximately 9.63% of the outstanding shares of the Issuer's Common Stock on June 9, 2016, without taking into account any of the outstanding Warrants owned by the PSP. In addition to its shares, the PSP also owns 5,000,000 Warrants. The Warrants contain a blocker that prohibits the holder from exercising the Warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the Issuer's outstanding shares of Common Stock. The ownership percentage set forth above is based on 75,503,452 shares of Common Stock outstanding on June 9, 2016, which total was provided to the Reporting Person by the Issuer, plus 2,055,000 shares issuable upon currently exercisable Warrants. The Reporting Person disclaims beneficial ownership of all of the securities owned by the Trust and the securities owned by the PSP other than his vested share of the PSP.

  The securities reported on this Statement are included solely to present the deemed direct and indirect beneficial ownership of Grover T. Wickersham, the Reporting Person in accordance with Rule 13d-3 promulgated under the Exchange Act. Because of his relationship as trustee of the PSP and the Trust and the owner of his self-directed Roth IRA, the Reporting Person may be deemed to have the following voting and dispositive control as of the Acquisition Date:

  1. Sole Voting Power: 9,324,450(1)(2)

  2. Shared Voting Power: 0

  3. Sole Dispositive Power: 9,324,450(1)(2)

  4. Shared Dispositive Power: 0

  5. Percent of Class: 12.02%(3)

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 7 of 8

  ___________

  (1) Includes 2,055,000 shares of common stock issuable upon exercise of common stock purchase warrants that were issued on June 9, 2016 in a private placement of units purchased by the PSP. The PSP was issued 5,000,000 warrants in the private placement. However, the warrants contain a blocker that prohibits the holder from exercising the warrants if such exercise will result in the beneficial ownership by the holder of more than 9.99% of the issuer's outstanding shares. Once the holder's beneficial ownership percentage, calculated in accordance with Rule 13d-3(d)(1)(i), reaches 9.99%, the Warrants are not exercisable until such time as the holder's beneficial ownership percentage falls to 9.99% or below. Because the PSP owns 5,693,099 shares of the Issuer's common stock on the Acquisition Date, up to 2,055,000 of its 5,000,000 Warrants are exercisable until such time as its beneficial ownership percentage falls to 9.99% or below. The terms of the blocker may only be amended by written consent of both the Issuer and the holder.

  (2) Because the Reporting Person exercises voting and dispositive power over the shares owned by the PSP and the Trust, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Act. He disclaims beneficial ownership of all of the securities owned by the Trust and all of the securities owned by the PSP except to the extent of his vested interest in the PSP.

  (3) Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Exchange Act. Based on 75,503,452 shares of the Issuer's common stock outstanding on the Acquisition Date, as provided by the Issuer, plus 2,055,000 shares issuable upon currently exercisable Warrants.

  Other than the transactions described in Item 3, the Reporting Person has not effected or caused to be effected any transaction involving the Issuer's Common Stock during the last 60 days from the Acquisition Date.

  No person (other than the Reporting Person, PSP and the Trust) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

CUSIP No. 27780 21 04	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2016

/s/ Grover T. Wickersham